      As filed with the Securities and Exchange Commission on March 5, 2001
                                                             File No. 333- 46414

                                                              File No. 811-08963



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [ ]



                        Pre-Effective Amendment No. 1                   [X]


                        Post-Effective Amendment No.                    [ ]

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [ ]


                               Amendment No. 7                          [X]


                      TIAA-CREF Life Separate Account VA-1
                           (Exact Name of Registrant)

                        TIAA-CREF Life Insurance Company
                               (Name of Depositor)

                                730 Third Avenue
                            New York, New York 10017
                                 (800) 842-2733
    (Address and Telephone Number of Depositor's Principal Executive Offices)

                                 Lisa Snow, Esq.
                        TIAA-CREF Life Insurance Company
                                730 Third Avenue
                            New York, New York 10017
               (Name and Address of Agent for Service of Process)

                                    Copy to:
                              Steven B. Boehm, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D. C. 20004-2415

                  Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of this registration statement.

                      Title of Securities Being Registered:
 Separate account interests issued through Individual Variable Annuity Contracts


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

TIAA-CREF LIFE SINGLE PREMIUM IMMEDIATE ANNUITIES

SINGLE PREMIUM IMMEDIATE VARIABLE ANNUITY CONTRACTS FUNDED THROUGH TIAA-CREF LIFE SEPARATE ACCOUNT VA-1 OF TIAA-CREF LIFE INSURANCE COMPANY


MAY 1, 2001


This prospectus describes information you should know before investing in the single premium immediate variable annuity contracts (SPIAs) offered by TIAA-CREF Life Insurance Company (TIAA-CREF Life) and funded through the TIAA-CREF Life Separate Account VA-1 (the separate account). Before you invest, please read this prospectus carefully, along with the accompanying fund prospectus, and keep it for future reference.

The contracts are designed to provide you with a stream of income for the life of the named annuitant(s) or for a specified period of time you select. You can choose a combination of fixed and variable annuity payments by allocating your single premium to a TIAA-CREF Life fixed account or to one or more of the following five separate account variable investment accounts:

         |X|  Growth Equity                 |X|    Stock Index
         |X|  Growth & Income               |X|    Social Choice Equity
         |X|  International Equity


As with all variable annuities, your variable annuity payments will increase or decrease, depending on how well the investment account's underlying mutual fund investment performs over time. TIAA-CREF Life doesn't guarantee the investment performance of the funds or the investment accounts, and you bear the entire investment risk.



More information about the separate account and the contracts is on file with the Securities and Exchange Commission (SEC) in a "Statement of Additional Information" (SAI) dated May 1, 2001. You can receive a free SAI by writing us at TIAA-CREF Life, 730 Third Avenue, New York, New York 10017-3206 (attention:
Central Services), or by calling 800 842-2733, extension 5509. The SAI is "incorporated by reference" into the prospectus; that means it's legally part of the prospectus. The SAI's table of contents is on the last page of this prospectus. The SEC maintains a Website (www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding the separate account.


The contracts or certain investment options under the contracts will not be available to you unless approved by the regulatory authorities in your state.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in the contracts is not a deposit of the TIAA-CREF Trust Company, FSB, and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

TABLE OF CONTENTS

     DEFINITIONS................................................................

     SUMMARY....................................................................

     THE SPIA CONTRACTS.........................................................

     THE VARIABLE INVESTMENT ACCOUNTS...........................................

     THE CONTRACT CHARGES.......................................................

     FEDERAL INCOME TAXES.......................................................

     ADDITIONAL INFORMATION.....................................................

     GENERAL MATTERS............................................................

     FINANCIAL HIGHLIGHTS; PERFORMANCE INFORMATION..............................

     TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION..............

This prospectus outlines the terms of the single premium immediate variable annuities issued by TIAA-CREF Life. It doesn't constitute an offering in any jurisdiction where such an offering can't lawfully be made. No dealer, salesman, or anyone else is authorized to give any information or to make any representation about this offering other than what is contained in this prospectus. If anyone does so, you shouldn't rely on it.

DEFINITIONS

Throughout the prospectus, "TIAA-CREF Life," "we," and "our" refer to TIAA-CREF Life Insurance Company. "You" and "your" mean any contractowner or any prospective contractowner.

1940 ACT.  The Investment Company Act of 1940, as amended.

ANNUITANT. The natural person whose life is used to determine the amount of annuity payments and how long those payments will be made.

ANNUITY UNIT. A measure used to calculate the amount of each variable annuity payment made under a contract.

ASSUMED INVESTMENT RETURN. 4%. This is the assumed annual rate of return used in calculating the amount of each variable annuity payment.

BENEFICIARY. The person or institution selected by the contractowner to become the new contractowner if the contractowner dies while any annuity payments remain due.

BUSINESS DAY. Any day that the New York Stock Exchange (NYSE) is open for trading. A business day ends at 4 p.m. Eastern Time, or when regular trading closes on the NYSE, if earlier.

CALENDAR DAY.  Any day of the year.

COMMUTED VALUE. The amount we will pay under certain circumstances in a lump sum instead of the remaining series of annuity payments. It's less than the total of the future payments, because the future interest we've assumed in computing the series of payments won't be earned if payment is made in one sum. For the fixed account, the commuted value is the sum of payments less the interest that would have been earned from the effective date of the commuted value calculation to the date each payment would have been made. For any variable investment account, the commuted value is based on interest at an effective annual rate of 4%, calculated using the amounts that would have been paid if periodic payments were to continue and the annuity unit value used for each payment equaled the value as of the effective date of the calculation.

CONTRACTS. The One-Life Annuity, the Two-Life Annuity, and the Fixed-Period Annuity single premium immediate annuity contracts.

CONTRACTOWNER. The person (or persons) who controls all the rights and benefits under a contract.


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





CURRENT VALUE. The present value of the future annuity payments, which for variable payments is computed using the assumption that the relevant investment account has an effective annual rate of 4%. In the case of the One-Life and Two-Life Annuities, the present value is determined based on the age of the annuitant(s), if alive; the remaining guaranteed period, if any; the frequency of payment; and the mortality tables used to determine the initial amount of annuity payments. In the case of the Fixed-Period Annuity, it is determined based on the last periodic payment date and the frequency of payment. This "current value" definition is used in determining the value of a refund in the event of a contract is cancelled during the free-look period.


FIXED ACCOUNT. The account under the contract supporting fixed annuity payments funded by assets in TIAA-CREF Life's General Account.

GENERAL ACCOUNT. All of TIAA-CREF Life's assets other than those allocated to the separate account or to any other TIAA-CREF Life separate account.

INCOME CHANGE METHOD. The method you select for how often your variable annuity payments will be revalued. You can choose a monthly or annual income change method.

INCOME OPTION. The form of annuity benefit that you select under the Two-Life Annuity. The income options for the Two-Life Annuity are: the Two-Life Annuity with Full Benefit While Either Annuitant Survives; the Two-Life Annuity with Two-Thirds Benefit While Either Annuitant Survives; and the Two-Life Annuity with One-Half Benefit While Second Annuitant Survives First Annuitant.

IRC. The Internal Revenue Code of 1986, as amended.

ISSUE DATE. The day that the contract is issued and becomes effective.

PREMIUM. The amount you invest in the contract.


PRESENT VALUE. The present value of a series of payments is the lump sum amount that is the current equivalent of a series of future payments calculated on the basis of a specified interest rate and, where applicable, mortality table.


SECOND ANNUITANT. The natural person whose life, together with the annuitant's life, is used to determine the amount of annuity payments and how long those payments will be made under the Two-Life Annuity.

SEPARATE ACCOUNT.  TIAA-CREF Life Separate Account VA-1.

TIAA.  Teachers Insurance and Annuity Association of America.

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
TIAA-CREF LIFE. TIAA-CREF Life Insurance Company, an indirect wholly-owned subsidiary of TIAA.

VALUATION DAY. Any day the NYSE is open for trading, as well as the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the separate account are principally traded. Valuation days that aren't business days end at 4 p.m. Eastern Time.

VALUATION PERIOD. The period that starts at the close of regular trading on the NYSE (usually 4 p.m. Eastern Time) on any valuation day and ends at the close of regular trading on the next succeeding valuation day.


SUMMARY

Read this summary together with the detailed information you'll find in the rest of the prospectus.

WHAT ARE TIAA-CREF LIFE'S SINGLE PREMIUM IMMEDIATE ANNUITIES (SPIAS)?

TIAA-CREF Life's Single Premium Immediate Annuities (SPIAs) allow you, the owner, to apply a single sum of money to one of three types of annuity contracts and receive a stream of income for the life of the named annuitant(s) (which may be you or another person) or for a specified period of time you select. The types of contracts we offer are:

     |X| the One-Life Annuity, which pays income as long as the annuitant lives or until the end of an optional specified guaranteed period, whichever is longer;

     |X| the Two-Life Annuity, which pays income as long as either the annuitant or the second annuitant is alive or until the end of an optional specified guaranteed period, whichever is longer, and which, after the death of an annuitant, continues at either the same or a reduced level for the life of the other annuitant; and


     |X| the Fixed-Period Annuity, which pays income to you for a fixed period of between 5 and 30 years.


A contract is available to you provided it has been approved by the insurance department of your state of residence. Approvals are pending in certain jurisdictions.

WHAT ARE MY INVESTMENT OPTIONS UNDER THE CONTRACTS?


Under TIAA-CREF Life's SPIAs, you can choose fixed or variable annuity payments (or any combination of fixed and variable payments) by allocating your single premium to the fixed account or to one or more of the separate account's variable investment accounts. Annuity payments from the fixed account are guaranteed over the life of the contract. Annuity payments from the separate account's variable investment accounts increase or decrease, depending on how well the funds underlying the investment account perform over time. Your payments will also change depending on the income change method you choose -- i.e., whether you choose to have your payments revalued monthly or annually. Currently, the separate account has five variable investment accounts which invest in the following funds of the TIAA-CREF Life Funds:


         |X|  Growth Equity Fund            |X|    Stock Index Fund
         |X|  Growth & Income Fund          |X|    Social Choice Equity Fund
         |X|  International Equity Fund

TIAA-CREF Life doesn't guarantee the investment performance of the funds or the variable investment accounts, and you bear the entire investment risk.


IF YOU LIVE IN GEORGIA, HAWAII, IDAHO, IOWA, KENTUCKY, LOUISIANA, MAINE, MASSACHUSETTS, MICHIGAN, MISSOURI, NEBRASKA, NORTH CAROLINA, OKLAHOMA, RHODE ISLAND, SOUTH CAROLINA, UTAH, OR WEST VIRGINIA: If in your application you allocated any portion of the premium to the variable investment accounts, that portion of the premium will initially be applied to the general account until seven days plus the number of days in the free look period applicable in your state (see Appendix A) have passed from the issue date of your contract. At that time, the amount applied to the general account, plus any interest credited on the amount, will automatically be transferred to the variable investment accounts you have chosen, and the number of annuity units payable from each variable investment account will be determined as of that date. While this amount is held in the general account, it will be credited with interest at a rate guaranteed not to be less than an effective annual rate of 2.50%.


MAY I CHANGE THE ACCOUNTS FROM WHICH ANNUITY PAYMENTS ARE MADE AND HOW OFTEN MY PAYMENTS ARE VALUED UNDER THE CONTRACT?


 You will be able to "transfer" all or part of the future annuity income payable one time each calendar quarter from each variable investment account to another variable investment account or to the fixed account. One time in a calendar year, under the One-Life or Two-Life Annuities, you will also be able to transfer the present value of future amounts payable from the fixed account to any of the variable investment accounts (provided they are equity accounts), with certain conditions. Once a year you also may change how frequently your payments from a variable investment account are valued, i.e., you may change your income change method. For more details on transfers and changing your income change method, see "Changing Investment Accounts and Income Change Methods," page __.




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



WHAT EXPENSES MUST I PAY UNDER THE CONTRACTS?



Here's a summary of the direct and indirect expenses you must pay under the contracts.


CONTRACTOWNER TRANSACTION EXPENSES

         Sales load imposed on purchases (as a percentage of premiums)..........................                  None

         Deferred sales load (as a percentage of premiums or amount surrendered, as applicable).                  None

         Premium taxes (as a percentage of premiums, if applicable)(1)..........................              1.0-3.5%

         Surrender fees (as a percentage of amount surrendered).................................                  None

         Exchange fee...........................................................................                  None

ANNUAL CONTRACT EXPENSES                                                                                          None


SEPARATE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE
ACCOUNT VALUE)



                                                                     MAXIMUM
                                                                   CONTRACTUAL
                                                                     FEES (2)       FEE WAIVER (2)   CURRENT FEES (2)
         Mortality and expense risk charge                             1.00%            0.90%                    0.10%

         Administrative expense charge                                 0.20%            0.00%                    0.20%

         Total separate account annual charges                         1.20%            0.90%                    0.30%




FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)

TIAA-CREF LIFE FUNDS



                                                                                           CURRENT
                                                                                            FUND         TOTAL CURRENT
                                    MANAGEMENT                      TOTAL                  ANNUAL             SEPARATE
                                   (INVESTMENT                      FUND                  EXPENSES         ACCOUNT AND
                                    ADVISORY)         OTHER        ANNUAL     FEE          (AFTER          FUND ANNUAL
                                     Fees(3)       EXPENSES(4)    EXPENSES    WAIVER(3)   WAIVERS)         EXPENSES(5)
GROWTH EQUITY FUND                     0.46%           None         0.46%         0.21%     0.25%           0.55%

GROWTH & INCOME FUND                   0.44%           None         0.44%         0.21%     0.23%           0.53%

INTERNATIONAL EQUITY FUND              0.53%           None         0.53%         0.24%     0.29%           0.59%

STOCK INDEX FUND                       0.30%           None         0.30%         0.23%     0.07%           0.37%

SOCIAL CHOICE EQUITY FUND              0.39%           None         0.39%         0.21%     0.18%           0.48%


Fund expenses are deducted from each underlying fund before TIAA-CREF Life is provided with the fund's daily net asset value. TIAA-CREF Life then deducts separate account charges from the net asset value in calculating annuity unit values for the corresponding investment account.

(1) Only applicable in certain states. Where TIAA-CREF Life is required to pay this premium tax, it may deduct the amount of the premium tax paid from any premium payment.

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

(2) TIAA-CREF Life has waived 0.90% of the mortality and expense risk charge, so that total current separate account charges are 0.30%. TIAA-CREF Life will provide at least three months' notice before it raises these charges above 0.30%.



(3) Teachers Advisors, Inc. (Advisors), the investment adviser for each fund, has agreed to waive a portion of its management fee. This waiver is contractual and will remain in effect until July 1, 2006.



(4) Because Advisors is responsible for providing or obtaining at its own expense all services necessary to operate the TIAA-CREF Life Funds on a day-to-day basis, these expenses are included in the management fee.



(5) If TIAA-CREF Life and Advisors imposed the full amount of the administrative expense, mortality and expense risk charges and management fees, total annual separate account and fund expenses would be 1.66% for the Growth Equity Fund, 1.64% for the Growth & Income Fund, 1.73% for the International Equity Fund, 1.50% for the Stock Index Fund, and 1.59% for the Social Choice Equity Fund.



The next two tables give examples of the expenses you'd incur on a hypothetical investment of $1,000 on May 1, 2001 in each of the investment accounts offered under your contract over the periods shown, assuming a 5% annual return on assets . The first table assumes that the current fee waivers are in place for each period. The second table assumes that there is no waiver of separate account charges and that the fund management fee waiver expires on July 1, 2006.



WITH FEE WAIVERS


                                                         1 YEAR          3 YEARS          5 YEARS          10 YEARS
=====================================================================================================================
Growth Equity Account                                        $6              $18              $31               $69
---------------------------------------------------------------------------------------------------------------------
Growth & Income Account                                      $5              $17              $30               $66
---------------------------------------------------------------------------------------------------------------------
International Equity Account                                 $6              $19              $33               $74
---------------------------------------------------------------------------------------------------------------------
Stock Index Account                                          $4              $12              $21               $47
---------------------------------------------------------------------------------------------------------------------
Social Choice Equity Account                                 $5              $15              $27               $60
---------------------------------------------------------------------------------------------------------------------


WITHOUT CERTAIN FEE WAIVERS



                                                         1 YEAR          3 YEARS          5 YEARS          10 YEARS
=====================================================================================================================
Growth Equity Account                                       $15              $46              $79              $186
---------------------------------------------------------------------------------------------------------------------
Growth & Income Account                                     $15              $45              $78              $184
---------------------------------------------------------------------------------------------------------------------
International Equity Account                                $15              $47              $81              $192
---------------------------------------------------------------------------------------------------------------------
Stock Index Account                                         $13              $40              $70              $168
---------------------------------------------------------------------------------------------------------------------
Social Choice Equity Account                                $14              $44              $76              $179
---------------------------------------------------------------------------------------------------------------------


 These tables are provided to help you understand the various expenses you would bear directly or indirectly as an owner of a contract. Remember that they don't represent actual past or future expenses or investment performance. Actual expenses may be higher or lower. For more information, see "Contract Charges," page __.


HOW DO I PURCHASE A CONTRACT?

To purchase a contract, you must complete an application and make a premium payment of at least $25,000. For details, see "Purchasing a Contract and Remitting Your Premium," page __.

MAY I CANCEL MY CONTRACT?


You can examine the contract and return it to TIAA-CREF Life for a refund, until the end of the "free look" period specified in your contract (which is a minimum of 10 days, but varies by state). We'll refund the current value of your contract calculated as of the date your refund request is postmarked and properly addressed with postage pre-paid or, if it's not postmarked, as of the day we receive it. (Note that the current value of your contract may be less than your premium.) In the states listed in Appendix A, where we are required to return your premium, we'll refund your full premium less any payments made as of the date we receive your request. In all cases, we will send you the refund within 7 days after we receive your refund request and your contract. Any premium taxes and expense charges deducted from the premium also will be refunded.


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





THE SPIA CONTRACTS


This prospectus describes the individual single premium immediate variable annuities (SPIAs) offered by TIAA-CREF Life Insurance Company. The rights and benefits under the contracts are summarized below. However, the descriptions you read here are qualified entirely by the contracts themselves. We plan on offering the contracts in all fifty states, the District of Columbia, Puerto Rico, and the United States Virgin Islands, although currently the contracts are not available to residents in those states where we haven't yet received regulatory approval.

Under the SPIA contracts, TIAA-CREF Life promises to pay you, the owner, an income in the form of annuity payments. You choose the frequency of these payments. You can use the contracts to provide you with a stream of income for the life of the named annuitant(s) (which may be you or another person) or for a specified period of time you select. How long we make annuity payments under the contract will depend on the type of contract you choose: a One-Life Annuity, a Two-Life Annuity, or a Fixed-Period Annuity, as well as the length of any guaranteed period you choose.

The SPIA contracts include both fixed and variable components- that is, you can allocate your single premium between the fixed account or one or more separate account variable investment accounts. Annuity payments from the fixed account are guaranteed by TIAA-CREF Life over the life of the contract. Annuity payments from the separate account's variable investment accounts increase or decrease, depending on how well the funds underlying the investment account perform over time. Your variable payments will also change depending on the income change method you choose -- i.e., whether you choose to have your payments to be revalued monthly or annually.

PURCHASING A CONTRACT AND REMITTING YOUR PREMIUM

THE PREMIUM. We'll issue you a contract as soon as we receive your completed application and your premium at our home office. Please send your check, payable to TIAA-CREF Life Insurance Company, along with the application to:

     [TIAA-CREF
     P.O. Box 530189
     Atlanta, GA 30353-0189]

The premium must be for at least $25,000. Additional premiums are not permitted. We will credit your premium within two business days after we receive all necessary information or the premium itself, whichever is later. If we don't have the necessary information within five business days, we'll return your premium unless you instruct us otherwise upon being contacted.


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




ELECTRONIC PAYMENT. You may pay your premium by electronic payment. A federal wire is usually received the same day and an ACH is usually received by the second day after transmission. Be aware that your bank may charge you a fee to wire funds, although ACH is usually less expensive than a federal wire. Here's what you need to do:

1.  Send us your application;

2.  Instruct your bank to wire money to:

     [Citibank, N.A.
     ABA Number 021000089
     New York, NY
     Account of : TIAA-CREF Life Insurance Company
     Account Number: 4068-4865]

3.  Specify on the wire:

     |X| Your name and address
     |X| Social Security Number(s) or Taxpayer Identification Number


ANNUITY PAYMENTS


You may elect to receive monthly, quarterly, semi-annual or annual payments under any of the SPIA contracts. If your annuity payments would be less than $100 under the payment option you choose, we may make annuity payments less frequently than that.


Your first annuity payment date will be specified in your contract. If you choose monthly payments, the first annuity payment date will either be the first day of the next month, or the first day of the month after that if your premium is received after the 20th day of a month. If you choose quarterly, semi-annual or annual payments, your first annuity payment date will be the first day of the month that is either three months, six months, or twelve months, as applicable, following the month we receive your premium. We will generally issue your subsequent payments on the first of a month, at monthly, quarterly, semi-annual, or annual intervals from your first annuity payment date. Your first annuity check may be delayed while we process and calculate the amount of your initial payment.



We'll send your payments by mail to your home address or (at your request) by mail or electronic funds transfer to your bank (although technically we have the right to make all annuity payments payable at TIAA-CREF Life's home office). If the address or bank where you want


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
your payments changes, it's your responsibility to let us know. We can send payments to your residence or most banks abroad.

PAYMENTS FROM THE FIXED ACCOUNT

On the contract issue date, the dollar amount of each annuity payment is fixed, based on:

          |X|  the amount of your premium
          |X| whether the contract is a One-Life, Two-Life or is a Fixed-Period Annuity


          |X| the length of the fixed period or guaranteed period, as applicable


          |X|  the frequency of payment you choose

          |X| the age of the annuitant and any second annuitant, as applicable |X| the interest rates then in effect

          |X| the income option selected, in the case of the Two-Life Annuity, and



          |X| the mortality basis then in effect, in the case of One-Life or Two-Life Annuities



Subsequent fixed payments will be for the same amount (except in the case of a Two-Life Annuity, in which fixed payments may change upon the annuitant's death). The amount of each annuity payment from the fixed account does not change as a result of the investment experience of any variable investment account.


PAYMENTS FROM THE VARIABLE INVESTMENT ACCOUNTS


The amount of variable annuity payments we pay will depend upon the number and value of your annuity units in a particular investment account. The number of annuity units you purchase is determined on the contract issue date. (If you live in one of the states listed on Appendix A, the number of annuity units you purchase will be determined as of the date that we transfer your temporary investment in the general account to the variable investment accounts, i.e., seven days plus the number of days in the free look period applicable in your state, calculated from the issue date of your contract.) Annuity unit values are calculated as of each valuation day based primarily on the net investment results of the funds underlying the particular investment account. For the formulas used to determine annuity unit values, see the SAI.



Your initial annuity payments will be determined based on:


          |X|  the amount of your premium
          |X| whether the contract is a One-Life, Two-Life or has a guaranteed period or is a Fixed-Period Annuity

          |X| the length of the fixed period or guaranteed period, as applicable

          |X|  the frequency of payment you choose
          |X|  the age of the annuitant and any second annuitant, as applicable

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


          |X| in the case of the Two-Life Annuity, the income option selected |X| an assumed annual investment return of 4%, and

          |X| the mortality basis then in effect, in the case of One-Life or Two-Life Annuities


Over the life of the contract, payments will go up or down based on the investment experience of the funds underlying the variable investment accounts relative to the 4% assumed annual investment return, and whether you choose to have your payments revalued monthly or annually (i.e., your choice of income change method). In general, your payments will increase if the performance of the variable investment account (net of expenses) is greater than 4% and decrease if the performance is less than 4%.

You may choose either an annual or monthly income change method for your variable annuity payments. Under the annual income change method, the amount of payments from the variable investment accounts will change each May 1, based on the net investment results of the funds underlying the investment account during the prior year (April 1 through March 31). Under the monthly income change method, payments from the variable investment accounts will change every month, based on the net investment results during the previous month. The amount of your next payment will be determined as of the 20th day of each month (or, if the 20th is not a business day, the prior business day).

For a more complete discussion of how we determine the amount of variable annuity payments, see "Calculating Variable Annuity Payments" on page __ and the SAI.

CONTRACT OPTIONS

At the current time, you may purchase a One-Life Annuity, a Two-Life Annuity, or a Fixed-Period Annuity. Each of these contracts uses a different method to determine the duration of annuity income payments. The total value of annuity payments made to you (or your beneficiary) may be less than the premium you paid depending on the duration of your contract.

|X| ONE-LIFE ANNUITY. This option pays you or your beneficiary income as long as the annuitant lives, with or without an optional guaranteed period. If you elect a guaranteed period (10, 15 or 20 years) and the annuitant dies before it's over, annuity income payments will continue to you or your beneficiary until the end of the period. The guaranteed period cannot exceed the annuitant's life expectancy. If you do not elect a guaranteed period, all annuity income payments end when the annuitant dies -- so that it's possible for you to receive only one payment if the annuitant dies before the second payment is made, two payments if the annuitant dies before the third payment is made, etc.


|X| TWO-LIFE ANNUITY. This option pays income to you or your beneficiary as long as the annuitant or second annuitant live or until the end of an optional specified guaranteed period, whichever period is longer. The guaranteed period cannot exceed the annuitants' life expectancy. There are three types of income options under the Two-Life Annuity, all available with or without a guaranteed period -- Two-Life Annuity with Full Benefit While Either Annuitant Survives, Two-Life Annuity with Two-Thirds Benefit While Either Annuitant Survives, and Two-Life Annuity with One-Half Benefit While Second Annuitant Survives First Annuitant.



|X| FIXED-PERIOD ANNUITY. This option pays you or your beneficiary income for a stated period of not less than five nor more than thirty years. At the end of the period you've chosen, payments stop. The period you choose cannot exceed the owner's life expectancy.


CHANGING INVESTMENT ACCOUNTS AND INCOME CHANGE METHODS


 You will be able to "transfer" all or part of the future annuity payments one time in each calendar quarter from each variable investment account to another variable investment account or to the fixed account. One time in a calendar year, under the One-Life and Two-Life Annuities, you will also be able to transfer the present value of future amounts payable from the fixed account to any of the variable investment accounts (provided they are equity accounts), either in a lump sum of up to 20% of annuity income in any year, or in installment payments over a five year period. Once income has been transferred from the fixed account to a variable investment account it cannot be transferred back to the fixed account. You may not transfer payments from the fixed account to the variable investment accounts under the Fixed-Period Annuity. All transfers must consist of a periodic payment of at least $100 or the entire payment.



We'll process your transfer as of the business day we receive your request. Alternatively, you can choose to have a transfer take effect at the close of any future business day, or the last calendar day of the current or any future month, even if it's not a business day. Transfers under the annual income change method will affect your annuity payments beginning on the May 1 following the March 31 which is on or after the effective date of the transfer. Transfers under the monthly income change method and all transfers into or out of the fixed account will affect your annuity payments beginning with the first payment due after the monthly payment valuation day that is on or after the transfer date. If you live in any of the states listed in Appendix A, during the period in which any portion of your premium is temporarily held in the general account, no transfers may be made. For more on how we calculate transfer amounts, see "Calculating Variable Annuity Payments," page ___.



You can switch between the annual and monthly income change methods at any time, and the switch will go into effect on March 31.



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

To request a transfer or to switch your income change method, call our Planning and Service Center toll free at 1 800 223-1200 or write to TIAA-CREF Life's home office at 730 Third Avenue, New York, NY 10017-3206.

RECEIVING A LUMP SUM PAYMENT


 You or your beneficiary have the right to receive in a lump sum the commuted value of any periodic payments or other amounts remaining due (i) from a One-Life or Two-Life Annuity if the annuitant(s) dies during the guaranteed period, or (ii) under a Fixed-Period Annuity from the variable investment accounts. (Under the One-Life and Two-Life Annuities, no lump sum payment is available during the lifetime of annuitant(s), or if the annuitant dies after the end of the guaranteed period. Under a Fixed-Period Annuity, a lump sum payment from the fixed account is only available to your beneficiaries after your death.)



The commuted value will be less than the total of the future payments, because the future interest we've assumed in computing the series of payments won't be earned if payment is made in one sum. The effective date of the calculation of the commuted value is the business day on which we receive the request for a commuted value, in a form acceptable to us. You can also defer the effective date to a future business day acceptable to us.


DEATH OF THE CONTRACTOWNER


If you (the owner) die, your designated beneficiar(ies) or, if none, the person chosen as the annuitant or second annuitant (if applicable), will become the owner and remaining annuity income payments will be made to him or her. If there is no surviving beneficiary and the annuitant and second annuitant, if any, has died before the end of a guaranteed period, the commuted value of any payments remaining due will be paid in one sum to your estate.



When you fill out an application for a contract, you can name one or more beneficiaries or contingent beneficiaries. You can change your beneficiary at any time. For more information on designating beneficiaries, contact TIAA-CREF Life or your legal adviser.


CALCULATING VARIABLE ANNUITY PAYMENTS

The amount of each variable annuity payment from each investment account is equal to the number of annuity units payable multiplied by the then-current value of one annuity unit for the variable investment account and income change method you chose.

DETERMINING THE NUMBER OF ANNUITY UNITS PAYABLE. The number of annuity units you purchase under the contract is derived by dividing the portion of the premium (net of any premium taxes) you allocated to a particular investment account and income change method by the product of the annuity unit value for that investment account and income change method, and an annuity factor that represents the present value of an annuity that continues for as long as annuity payments would need to be paid. The annuity factor will reflect an interest rate for discounting future payments of 4 percent, the timing and frequency of future payments, and, if applicable, the mortality assumptions for the person(s) on whose life or lives the annuity payments will be based. Mortality assumptions will be based on the mortality basis then in effect under the contract.

The number of annuity units for each variable investment account and income change method under a contract is generally determined on the contract issue date and remains fixed unless there is a "transfer" of annuity units or you change your income change method. The number of annuity units payable from a particular investment account and income change method under your contract will be reduced by the number of annuity units you transfer out of that investment account or income change method. The number of annuity units payable will be increased by any internal transfers you make to that investment account and income change method. If you live in any of the states listed in Appendix A, the number of annuity units payable from each variable investment account will be determined as of the date that we transfer your temporary investment in the general account to the variable investment accounts. See "Temporary Investment in the General Account" on page __.


COMPUTING ANNUITY UNIT VALUES. The annuity unit value for each investment account is calculated separately for each income change method for each business day and for the last calendar day of each month. The annuity unit value for each income change method is determined by updating the annuity unit value from the previous valuation day to reflect the net investment performance of the account for the current valuation period relative to the 4 percent assumed investment return. We further adjust the annuity unit value to reflect the fact that annuity payment amounts are redetermined only once a month or once a year (depending on the revaluation method chosen). The purpose of the adjustment is to equitably apportion any account gains or losses among those annuitants who receive annuity income for the entire period between valuation dates and those who start or stop receiving annuity income between the two dates. In general, from period to period your payments will increase if the performance of the account is greater than a 4 percent net annual rate of return and decrease if the performance is less than a 4 percent net annual rate of return.


For participants under the annual income change method, the value of the annuity unit for payments remains level until the following May l. For those who have already begun receiving annuity income as of March 31, the value of the annuity unit for payments due on and after the next succeeding May 1 is equal to the annuity unit value determined as of such March 31. For participants under the monthly income change method, the value of the annuity unit for payments changes on the payment valuation day of each month for the payment due on the first of the following month.

TIAA-CREF Life reserves the right to modify the specific dates that payments will change and the associated payment valuation date. We also can delete or stop offering the annual or monthly income change methods.

For the more detailed formula we use for determining annuity unit values, see the SAI.

THE VARIABLE INVESTMENT ACCOUNTS

THE UNDERLYING FUNDS OF THE SEPARATE ACCOUNT

You may allocate any portion of the premium to the separate account, which currently has five subaccounts, or variable investment accounts. These variable investment accounts invest in shares of the funds of the TIAA-CREF Life Funds. TIAA-CREF Life Funds is an open-end management investment company that was organized as a business trust under Delaware law on August 13, 1998. The TIAA-CREF Life Funds currently consists of the following five investment portfolios but may add other portfolios in the future.

The GROWTH EQUITY FUND seeks a favorable long-term return, mainly through capital appreciation, primarily from a diversified portfolio of common stocks that present the opportunity for exceptional growth.

The GROWTH & INCOME FUND seeks a favorable long-term return through capital appreciation and investment income, by investing in a broadly diversified portfolio of common stocks selected for their investment potential.

The INTERNATIONAL EQUITY FUND seeks favorable long-term returns, mainly through capital appreciation, by investing in a broadly diversified portfolio of primarily foreign equity investments.


The STOCK INDEX FUND seeks a favorable long-term rate of return from a diversified portfolio selected to track the overall market for common stocks publicly traded in the U.S., as represented by a broad stock market index. This fund currently seeks to track the Russell 3000(R) Index. (Russell 3000 is a trademark and a service mark of the Frank Russell Company.)


The SOCIAL CHOICE EQUITY FUND seeks a favorable long-term rate of return that tracks the investment performance of the U.S. stock market while giving special consideration to certain social criteria.

Teachers Advisors, Inc. (Advisors), an indirect subsidiary of TIAA, manages the assets of the TIAA-CREF Life Funds. Advisors also manages the Stock Index Account of the TIAA Separate Account VA-1, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds. The same personnel also manages the CREF accounts on behalf of TIAA-CREF Investment Management, LLC, an investment adviser which is also a TIAA subsidiary.


The investment objectives, techniques and restrictions of the TIAA-CREF Life Funds are described fully in its prospectus and SAI. A copy of that prospectus accompanies this prospectus. The prospectus and SAI of the TIAA-CREF Life Funds may be obtained by writing TIAA-CREF Life Funds, 730 Third Avenue, New York, New York 10017-3206, by calling 800 842-2733, extension 5509, or by accessing our internet website at www.tiaa-cref.org. You should read the prospectus for the TIAA-CREF Life Funds carefully before investing in the separate account.


TEMPORARY INVESTMENT IN THE GENERAL ACCOUNT

IF YOU LIVE IN GEORGIA, HAWAII, IDAHO, IOWA, KENTUCKY, LOUISIANA, MAINE, MASSACHUSETTS, MICHIGAN, MISSOURI, NEBRASKA, NORTH CAROLINA, OKLAHOMA, RHODE ISLAND, SOUTH CAROLINA, UTAH, OR WEST VIRGINIA: If in your application you allocated any portion of the premium to the variable investment accounts, that portion of the premium will initially be applied to the TIAA-CREF Life general account until seven days plus the number of days in the free look period applicable in your state (see Appendix A) have passed from the issue date of your contract. At that time, the amount applied to the general account, plus any interest credited on the amount, will automatically be transferred to the variable investment accounts you have chosen, and the number of annuity units payable from each variable investment account will be determined as of that date. While this amount is held in the general account, it will be credited with interest at a rate guaranteed not to be less than an effective annual rate of 2.50%. Your first payment may not reflect participation in the variable investment accounts.


THE CONTRACT CHARGES

SEPARATE ACCOUNT CHARGES


We deduct charges each valuation day from the assets of each variable investment account for various services required to administer the separate account and the contracts and to cover certain insurance risks borne by TIAA-CREF Life. The contracts allow for total separate account charges (i.e., administrative expense and mortality and expense risk charges) at an annual rate of 1.20% of average daily net assets of each investment account. TIAA-CREF Life has waived a portion of the mortality and expense risk charges so that current separate account charges are at an annual rate of 0.30% of average daily net assets. While TIAA-CREF Life reserves the right to increase the separate account charges at any time, we will provide at least three months' notice before any raise.


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
ADMINISTRATIVE EXPENSE CHARGE. This charge is for administration and operations, such as allocating the premium and administering the contracts. The daily deduction is equal to an annual rate of 0.20% of average daily net assets.

MORTALITY AND EXPENSE RISK CHARGE. TIAA-CREF Life imposes a daily charge as compensation for bearing certain mortality and expense risks in connection with the contracts. The current daily deduction is equal to an annual rate of 0.10% of average daily net assets.


TIAA-CREF Life's mortality risks come from its obligations under the contracts to make annuity payments under the One-Life Annuity and the Two-Life Annuity. TIAA-CREF Life assumes the risk of making annuity payments regardless of how long the annuitant(s) may live or whether the mortality experience of annuitants as a group is better than expected.



TIAA-CREF Life's expense risk is the possibility that TIAA-CREF Life's actual expenses for administering and marketing the contract and for operating the separate account will be higher than the amount recovered through the administrative expense deduction.


If the mortality and expense risk charge allowed under the contract isn't enough to cover TIAA-CREF Life's costs, TIAA-CREF Life will absorb the deficit. On the other hand, if the charge more than covers costs, TIAA-CREF Life will profit. TIAA-CREF Life will pay a fee from its general account assets, which may include amounts derived from the mortality and expense risk charge, to Teachers Personal Investors Services, Inc. (TPIS), the principal distributor of the variable component of the contract.

OTHER CHARGES AND EXPENSES


FUND EXPENSES. Certain deductions and expenses of the Funds are paid out of the assets of the Funds. These expenses include charges for investment advice, portfolio accounting, custody, and similar services provided for a Fund. Advisors is entitled to an annual fee based on a percentage of the average daily net assets of each Fund, under an investment management agreement between Advisors and the TIAA-CREF Life Funds. Advisors has agreed to waive a portion of the fees for each Fund. These waivers are contractual and will remain in effect until July 1, 2006. The Funds' fees with and without waivers are as follows:


                                                                CURRENT
                                                             FUND EXPENSES                FUND EXPENSES
                                                             (WITH WAIVER)              (WITHOUT WAIVER)
Growth Equity Fund                                               0.25%                        0.46%
---------------------------------------------------------------------------------------------------------
Growth & Income Fund                                             0.23%                        0.44%
---------------------------------------------------------------------------------------------------------

                                                                CURRENT
                                                             FUND EXPENSES                FUND EXPENSES
                                                             (WITH WAIVER)              (WITHOUT WAIVER)
International Equity Fund                                        0.29%                        0.53%
---------------------------------------------------------------------------------------------------------
Stock Index Fund                                                 0.07%                        0.30%
---------------------------------------------------------------------------------------------------------
Social Choice Equity Fund                                        0.18%                        0.39%.
---------------------------------------------------------------------------------------------------------



For more information on Fund deductions and expenses, read the TIAA-CREF Life Funds prospectus.


NO DEDUCTIONS FROM PREMIUM. The contracts do not provide for charges or other deductions from the premium.

PREMIUM TAXES. Currently, residents of several states may be subject to premium taxes on their contract. We will deduct any charges for premium taxes from your premium before its applied to provide annuity payments. State premium taxes currently range from 1.00 percent to 3.50 percent of premium payments.


FEDERAL INCOME TAXES

The following discussion assumes the contracts qualify as annuity contracts for federal income tax purposes (see the SAI for more information). It is based on our understanding of current federal income tax law, and is subject to change. For complete information on your personal tax situation, check with a qualified tax adviser.

TAXATION OF ANNUITY PAYMENTS

Generally, the annuity payments from a nonqualified annuity contract include both a return of premium and interest or investment gain. Accordingly, only a portion of the annuity payments you receive will be includable in your gross income and subject to federal income tax and state income tax, where applicable. However, when the entire premium has been recovered or returned, the full amount of any additional annuity payments is includable in gross income.

Currently capital gains tax rates are not applicable to annuities.

If, after the contract issue date, annuity payments stop because an annuitant died, any premium that has not been recovered is generally allowable as a deduction for your last taxable year.

RECEIVING LUMP SUMS


The Internal Revenue Service currently takes the position that any lump sum payment from an immediate annuity contract is fully taxable. The amount that is taxable is the excess of the amount distributed to you over the unrecovered investment in the contract. You should consult a tax adviser before taking a lump sum payment from your contract.


The Internal Revenue Code (IRC) also provides that you may be subject to a penalty if you take a lump sum payment from your contract. The amount of the penalty is equal to 10% of the amount that is includable in income. Some lump sum payments will be exempt from the penalty. They include any amounts:

          |X|  paid on or after the taxpayer reaches age 59 1/2 ;
          |X|  paid after an owner dies;
          |X| paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code); or
          |X| paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity.

TAXATION UPON DEATH

Amounts may be distributed from the contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

          |X| if distributed in a lump sum, these amounts are taxed in the same manner as a withdrawal; or
          |X| if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received, which were not includable in gross income.

POSSIBLE TAX CHANGES

Legislation is proposed from time to time that would change the taxation of annuity contracts. It is possible that such legislation could be enacted and that it could be retroactive (that is, effective prior to the date of the change). You should consult a tax adviser regarding legislative developments and their effect on the contract.

WITHHOLDING

Annuity distributions usually are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. However, recipients can usually choose not to have tax withheld from distributions.

POSSIBLE CHARGE FOR TIAA-CREF LIFE'S TAXES

Currently we don't charge the separate account for any federal, state, or local taxes on it or its contracts (other than premium taxes--see page __), but we reserve the right to charge the separate account or the contracts for any tax or other cost resulting from the tax laws that we believe should be attributed to them.

DIVERSIFICATION AND DISTRIBUTION REQUIREMENTS

The IRC provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order for a nonqualified contract to be treated as an annuity contract. The contract must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity contract. These diversification and distribution requirements are discussed in the Statement of Additional Information.


TAX ADVICE

What we tell you here about federal and other taxes isn't comprehensive and is for general information only. It doesn't cover every situation. Taxation varies depending on the circumstances, and state and local taxes may also be involved. For complete information on your personal tax situation, check with a qualified tax adviser.

OTHER INFORMATION

TIAA-CREF LIFE INSURANCE COMPANY AND TIAA

The contracts are issued by TIAA-CREF Life Insurance Company, a stock life insurance company organized under the laws of the State of New York on November 20, 1996. All of the stock of TIAA-CREF Life is held by TIAA-CREF Enterprises, Inc., a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). TIAA-CREF Life's headquarters are at 730 Third Avenue, New York, New York 10017-3206.


TIAA is a stock life insurance company, organized under the laws of the State of New York. It was founded on March 4, 1918, by the Carnegie Foundation for the Advancement of Teaching. TIAA is the companion organization of the College Retirement Equities Fund (CREF), the first company in the United States to issue a variable annuity. CREF is a nonprofit membership corporation established in the State of New York in 1952. Together, TIAA and CREF, serving approximately
2.3 million people, form the principal retirement system for the nation's education and research communities and one of the largest retirement systems in the world, based on assets under management. As of December 31, 2000, TIAA's assets were approximately $114.3 billion; the combined assets for TIAA and CREF totaled approximately $275.6 billion (although neither TIAA nor CREF stands behind TIAA-CREF Life's guarantees).


THE SEPARATE ACCOUNT

On July 27, 1998, TIAA-CREF Life established TIAA-CREF Life Separate Account VA-1 as a separate investment account under New York law. The separate account is registered with the SEC as a unit investment trust under the 1940 Act. As part of TIAA-CREF Life, the separate account is also subject to regulation by the State of New York Insurance Department (NYID) and the insurance departments of some other jurisdictions in which the contracts are offered (see the SAI).

Although TIAA-CREF Life owns the assets of the separate account, and the obligations under the contracts are obligations of TIAA-CREF Life, the separate account's income, investment gains, and investment losses are credited to or charged against the assets of the separate account without regard to TIAA-CREF Life's other income, gains, or losses. Under New York law, we can't charge the separate account with liabilities incurred by any other TIAA-CREF Life separate account or other business activity TIAA-CREF Life may undertake.

The separate account currently has five subaccounts, or variable investment accounts, which invest in shares of the funds of the TIAA-CREF Life Funds.


THE FIXED ACCOUNT

This prospectus is designed to provide information mainly about the variable investment accounts. Following is a brief description of the fixed account. Amounts allocated to the fixed account become part of the general account assets of TIAA-CREF Life, which support various insurance and annuity obligations. The general account includes all the assets of TIAA-CREF Life, except those in the separate account (i.e., the variable investment accounts) or in any other TIAA-CREF Life separate account. Interests in the fixed account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the fixed account registered as an investment company under the 1940 Act. Neither the fixed account nor any interests therein are generally subject to the 1933 Act or 1940 Act. For details about the fixed account, see your contract.

DISTRIBUTING THE CONTRACTS

The contracts are offered continuously by Teachers Personal Investors Services, Inc. (TPIS) and, in some instances, TIAA-CREF Individual & Institutional Services, Inc. (Services), subsidiaries of TIAA which are both registered with the SEC as broker-dealers and are members of the NASD. TPIS may be considered the "principal underwriter" for interests in the contract.

Anyone distributing a contract must be a registered representative of either TPIS or Services, whose main offices are both at 730 Third Avenue, New York, New York 10017-3206. No commissions are paid in connection with the distribution of the contracts.

LEGAL PROCEEDINGS

Neither the separate account, TIAA-CREF Life, TPIS, Services nor Advisors is involved in any legal action that we consider material to the separate account.

DELAY OF PAYMENTS

We may delay any payments from the separate account only if (1) the New York Stock Exchange is closed (or trading restricted by the SEC) on a day that isn't a weekend or holiday; (2) an SEC-recognized emergency makes it impractical for us to sell securities or determine the value of assets in the separate account; or (3) the SEC says by order that we can or must postpone payments to protect you and other separate account contractowners. In addition, transfers of accounts from and within the fixed and variable investment accounts may be deferred under these circumstances.

If a check has been submitted as the premium, we have the right to defer any payments until the check has been honored.

VOTING RIGHTS

The separate account is the legal owner of the shares of the funds of the TIAA-CREF Life Funds offered through your contract. It therefore has the right to vote its shares at any meeting of the TIAA-CREF Life Funds' shareholders. The TIAA-CREF Life Funds do not plan to hold annual shareholder meetings. However, when shareholder meetings are held, you have the right to instruct us how to vote the shares supporting your contract. If we don't receive timely instructions, we will vote your shares in the same proportion as the aggregate voting instructions received on all outstanding contracts. TIAA-CREF Life may vote the shares of the funds in its own right in some cases, if it determines that it may legally do so.

The number of votes that a contractowner has the right to instruct are calculated separately for each variable investment account, and include fractional votes. The contractowner has a voting interest in each investment account from which variable annuity payments are made. The number of votes you have is calculated based on the amounts to be paid from each variable investment account to meet our future annuity obligations to you. As variable annuity payments are made to you, the number of votes you have diminishes.

ADDING AND CLOSING ACCOUNTS OR
SUBSTITUTING FUNDS; ADDING OR
DELETING CONTRACT OPTIONS OR INCOME METHODS

We can add new investment accounts in the future that would invest in other funds. We don't guarantee that the separate account, any existing investment account or any investment account added in the future, will always be available. We reserve the right to add or close accounts, substitute one fund for another, combine accounts or investment portfolios, or add, delete or stop providing contracts for use with any investment account. We can also stop or start providing certain contract options or income options under either the annual or monthly income change methods from current or future investment accounts. We can also make any changes to the separate account or to the contract required by applicable laws relating to annuities or otherwise. TIAA-CREF Life can make these and some other changes at its discretion, subject to any required NYID, SEC or state approval. The separate account can (1) operate under the 1940 Act as an investment company, or in any other form permitted by law, (2) deregister under the 1940 Act if registration is no longer required, or (3) combine with other separate accounts. As permitted by law, TIAA-CREF Life may transfer the separate account assets to another separate account or account of TIAA-CREF Life or another insurance company or transfer the contract to another insurance company.

GENERAL MATTERS

CONTACTING TIAA-CREF LIFE

All notices, forms, requests, or payments must be sent to TIAA-CREF Life's home office at 730 Third Avenue, New York, New York 10017-3206 or the post office box specifically designated for the purpose. You can ask questions by calling toll-free 800 223-1200.

ELECTRONIC PROSPECTUSES

If you received this prospectus electronically and would like a paper copy, please call 800 842-2733, extension 5509, and we will send it to you.

HOUSEHOLDING

To cut costs and eliminate duplicate documents sent to your home, we may begin mailing only one copy of the prospectus, prospectus supplements, annual and semi-annual reports, or any other required documents, to your household, even if more than one contractowner lives there. If you would prefer to continue receiving your own copy of any of these documents, you may call us toll-free at 800 842-2733, extension 5509, or write us.

SIGNATURE REQUIREMENTS

For some transactions, we may require your signature to be notarized or guaranteed by a commercial bank or a member of a national securities exchange.

ERRORS OR OMISSIONS

We reserve the right to correct any errors or omissions on any form, report or statement that we send you.

FINANCIAL HIGHLIGHTS; PERFORMANCE INFORMATION

FINANCIAL HIGHLIGHTS


Presented below is condensed financial information for the separate account. The condensed financial information is derived from the separate account financial statements audited by Ernst & Young LLP, independent auditors, for the year ended December 31, 2000. The table shows per accumulation unit data for each variable investment account of the separate account. Although the contracts described in this prospectus are not accumulating contracts and accumulation units are not used to calculate your payments, you can use the data below as a guide to how the separate account has performed. The data should be read in conjunction with the financial statements and other financial information included in the SAI. It is available without charge upon request.



                                                  STOCK INDEX

                                                             DECEMBER 1, 1998
                                                           (DATE ESTABLISHED)
                                   FOR THE YEAR ENDED        TO DECEMBER 31,
                                       DECEMBER 31,             1998 (1)
                                     2000         1999

Per Accumulation Unit Data:
     Investment income                 $ .104       $ .303              $ .052
     Expenses                            .025         .029                .006
                                       ------       ------              ------

     Investment income                   .079         .274                .046
         (loss)-net
     Net realized and                  (2.517)       5.183               1.050
         unrealized gain (loss)
         on investments
     Net increase (decrease) in        (2.438)       5.457               1.096
         Accumulation Unit Value
     Accumulation Unit Value:
         Beginning of year             31.553       26.096              25.000
                                      -------      -------             -------
         End of year                  $29.115      $31.553             $26.096
                                      =======      =======             =======
Total return                           (7.72%)      20.91%               4.39%
Ratio to Average Net Assets:
     Expenses                           0.30%        0.30%               0.02%
     Investment income-net              0.98%        2.74%               0.18%
Portfolio turnover rate                              0.17%               0.00%
Thousands of Accumulation Units         2,062          723                   4
     outstanding at end of
     period





                                                                                  SOCIAL
                                     GROWTH        GROWTH &     INTERNATIONAL     CHOICE
                                     EQUITY        INCOME          EQUITY         EQUITY





                                    FOR THE PERIOD MARCH 1, 2000 (COMMENCEMENT OF
                                         OPERATIONS) TO DECEMBER 31, 2000 (1)
Per Accumulation Unit Data:
     Investment income                $ .027        $ .149          $ .089       $ .187
     Expenses                           .038          .020            .015         .022
                                      ------        ------          ------       ------

     Investment income                (.011)          .129            .074         .165
         (loss)-net
     Net realized and                (6.012)        (1.438)         (7.943)       (.875)
         unrealized gain (loss)
         on investments
     Net increase (decrease) in      (6.023)        (1.309)         (7.869)       (.710)
         Accumulation Unit Value
     Accumulation Unit Value:
         Beginning of year            25.000        25.000          25.000       25.000
                                     -------       -------         -------      -------
         End of year                 $18.977       $23.691         $17.131      $24.290
                                     =======       =======         =======      =======
Total return                         (24.09%)       (5.23%)        (31.48%)      (2.84%)
Ratio to Average Net Assets:
     Expenses                          0.25%         0.25%           0.25%        0.25%
     Investment income-net             0.18%         1.63%           1.24%        1.86%
Portfolio turnover rate
Thousands of Accumulation Units        1,018           521             436           69
     outstanding at end of
     period

























          (1)  The percentages shown for this period are not annualized.


          PERFORMANCE INFORMATION

          We may advertise the total return and average annual total return of the separate account. "Total return" means the cumulative percentage increase or decrease in the value of an investment over standard one-, five-, and ten-year periods (and occasionally other periods as well).

          "Average annual total return" means the annually compounded rate that would result in the same cumulative total return over the stated period.

          All performance figures are based on past investment results. They aren't a guarantee that the separate account will perform equally or similarly in the future. Write or call us for current performance figures for the separate account's investment accounts.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION



                                                             PAGE IN THE
                                                            STATEMENT OF
                                                              ADDITIONAL
ITEM                                                         INFORMATION

Calculating Annuity Unit Values
Tax Status of the Contracts
Performance Information
Statements and Reports
General Matters
State Regulation
Legal Matters
Experts
Additional Considerations
Additional Information
Financial Statements

APPENDIX A


              JURISDICTION                                              "FREE LOOK" PERIOD
                                                                        (DAYS)
            ---------------------------------------------------------------------------------------
              Georgia                                                               10

              Hawaii                                                                10

              Idaho                                                                 20

              Iowa                                                                  10

              Kentucky                                                              10

              Louisiana                                                             10

              Maine                                                                 10

              Massachusetts                                                         10

              Michigan                                                              10

              Missouri                                                              10

              Nebraska                                                              10

              North Carolina                                                        10

              Oklahoma                                                              10

              Rhode Island                                                          10

              South Carolina                                                        31

              Utah                                                                  20

              West Virginia                                                         10
            ---------------------------------------------------------------------------------------

               SINGLE PREMIUM IMMEDIATE VARIABLE ANNUITY CONTRACTS

                                 Funded Through

                      TIAA-CREF LIFE SEPARATE ACCOUNT VA-1

                                       And

                        TIAA-CREF LIFE INSURANCE COMPANY



                       STATEMENT OF ADDITIONAL INFORMATION


                                   MAY 1, 2001




This Statement of Additional Information is not a prospectus and should be read in connection with the current prospectus dated May 1, 2001 (the "Prospectus"), for the variable annuity that is the variable component of the contract. The Prospectus is available without charge by writing us at: TIAA-CREF Life Insurance Company, 730 Third Avenue, New York, N.Y. 10017-3206 or calling us toll-free at 800 842-2733, extension 5509. Terms used in the Prospectus are incorporated into this Statement.


THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ ONLY IN CONJUNCTION WITH THE PROSPECTUS FOR THE CONTRACTS.

                                [TIAA CREF LOGO]

TABLE OF CONTENTS

ITEM                                                                                                           PAGE
-------------------------------------------------------------------------------------------------------------------
CALCULATING ANNUITY UNIT VALUES..................................................................................B-
TAX STATUS OF THE CONTRACT.......................................................................................B-
PERFORMANCE INFORMATION..........................................................................................B-
STATEMENTS AND REPORTS...........................................................................................B-
GENERAL MATTERS..................................................................................................B-
STATE REGULATION.................................................................................................B-
LEGAL MATTERS....................................................................................................B-
EXPERTS..........................................................................................................B-
ADDITIONAL CONSIDERATIONS........................................................................................B-
ADDITIONAL INFORMATION...........................................................................................B-
FINANCIAL STATEMENTS.............................................................................................B-

CALCULATING ANNUITY UNIT VALUES

Separate annuity unit values are maintained for annuity units payable from each investment account under each income change method. The values are calculated as of each valuation day. Annuity unit values for an income change method are determined by multiplying each account's annuity unit value at the end of the previous valuation day by that account's net investment factor for the valuation period, and dividing the result by the value of $1.00 accumulated with interest over the valuation period at an effective annual rate of 4%. The resulting value is then adjusted to reflect that annuity income amounts are redetermined only on the payment valuation date for that income change method. The purpose of the adjustment is to equitably apportion assets of each account among those who receive annuity income for the entire period between two payment valuation dates for an income change method, and those who start or stop receiving annuity income under that income change method between the two dates.

An investment account's net investment factor equals its gross investment factor minus the separate account charge incurred since the previous valuation day. An investment account's gross investment factor equals A divided by B, as follows:

        A equals i.   the net asset value of the shares in the fund(s)
                      held by the account as of the end of the valuation day, excluding the net effect of contractholders' transactions
                      (i.e., premiums received, benefits paid, and transfers to and from the account) made during that day; plus

                 ii. investment income and capital gains distributed to the account; less

                 iii. any amount paid and/or reserved for tax liability
                      resulting from the operation of the account since the previous valuation day.

        B equals the value of the shares in the fund(s) held by the account as of the end of the prior valuation day, including the net effect of contractowners' transactions made during the prior valuation day.

TAX STATUS OF THE CONTRACT

DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Internal Revenue Code (IRC) and the regulations under it provide that separate account investments underlying a contract must be "adequately diversified" for it to qualify as an annuity contract under IRC section 72. The separate account intends to comply with the diversification requirements of the regulations under section 817(h). This will affect how we make investments.

Under the IRC, you could be considered the owner of the assets of the separate account used to support your contract. If this happens, you'd have to include income and gains from the separate account assets in your gross income. The IRS has published rulings stating that a variable contractowner will be considered the owner of separate account assets if the contractowner has any powers that the actual owner of the assets might have, such as the ability to exercise investment control.

Your ownership rights under the contract are similar but not identical to those described by the IRS in rulings that held that contractowners were not owners of separate account assets, so the IRS therefore might not rule the same way in your case. TIAA-CREF Life reserves the right to change the contract if necessary to help prevent your being considered the owner of the separate account's assets.


REQUIRED DISTRIBUTIONS. All payments will be made according to the requirements of section 72(s) of the IRC. Under that IRC section, if you die before we begin making annuity payments , all payments under the contract must be distributed within five years of your death. However, if your beneficiary is a natural person and payments begin within one year of your death, and within 60 days of the date we receive due proof of death, the distribution may be made over the lifetime of your beneficiary or over a period not to exceed your beneficiary's life expectancy, as defined in the Code. If your spouse is the sole beneficiary entitled to payments, he or she may choose to become the owner and continue the contract. If you die on or after we begin making annuity payments, the remaining interest in the contract must be distributed at least as quickly as under the method of distribution being used as of the date of your death. If the owner is not a natural person, the death of the annuitant is treated as the death of the owner for these distribution requirements.


The contract is designed to comply with section 72(s). TIAA-CREF Life will review the contract and amend it if necessary to make sure that it continues to comply with the section's requirements.

PERFORMANCE INFORMATION

TOTAL RETURN INFORMATION FOR THE SEPARATE ACCOUNT
Total return quotations for the investment accounts of the separate account may be advertised. Total return quotations will reflect all aspects of the investment account's return. Average annual total returns are determined by finding the average annual compounded rate of return over a period that reflects the growth (or decline) in value of a hypothetical $1,000 investment made at the beginning of the period through the end of that period, according to the following formula:

               P(1 + T)(n) = EV

         where:   P      =   hypothetical initial payment of $1,000
                  T      =   average annual total return

                 (n)     =   number of years in the period
                  EV     =   ending value of the hypothetical investment at the
                             end of the 1, 5, or 10 year period.


To derive the total return quotations from this formula, the percentage net change in the value of the $1,000 investment from the beginning of the period to the end of such period ("cumulative total return") is determined. Cumulative total returns simply reflect the change in value of an investment over a stated period. Since the unit value reflects the investment experience of the particular investment account of the separate account and all expense deductions made against the assets of the separate account on a cumulative basis, the ending value, or EV, of the $1,000 hypothetical investment is determined by applying the percentage change in the unit value over the period to the hypothetical initial payment of $1,000 less the current deductions from premiums (0%). We then solve the equation for T to derive the average annual compounded rate of return for the separate account over the span of the period, and the resulting "total return" quotation is carried out to the nearest hundredth of one percent.


TOTAL RETURNS


The following chart shows how each of the separate account's variable investment accounts have performed in an accumulating contract as of December 31, 2000. (Note that the contracts described in this prospectus are not accumulating contracts and the percentages shown below are not used in calculating your payments, though they may be used as a guide to how the separate account has performed):


                          AVERAGE ANNUAL TOTAL RETURNS



                                                              ONE YEAR
                                                    (JANUARY 1, 2000 TO                   SINCE INCEPTION TO
                                                     DECEMBER 31, 2000)                   DECEMBER 31, 2000 (1)
----------------------------------------------------------------------------------------------------------------
Stock Index Account                                           (7.72)%                                5.64%

Growth Equity Account                                           N/A                               (27.47)%

Growth & Income Account                                         N/A                               (11.64)%

International Equity Account                                    N/A                               (24.81)%

Social Choice Equity Account                                    N/A                                (9.04)%



(1) For the Stock Index Account, inception is January 4, 1999. For the other Accounts, inception is April 3, 2000. The percentages shown here for the other Accounts are not annualized.

PERFORMANCE COMPARISONS

Performance information for the separate account and its investment accounts may be compared, in advertisements, sales literature, and reports to contractowners and annuitants, to the performance information reported by other investments and to various indices and averages. Such comparisons may be made with, but are not limited to: (1) the S&P 500, (2) the Dow Jones Industrial Average ("DJIA"), (3) Lipper Analytical Services, Inc. Mutual Fund Performance Analysis Reports and the Lipper General Equity Funds Average, (4) Money Magazine Fund Watch, (5) Business Week's Mutual Fund Scoreboard, (6) SEI Funds Evaluation Services Equity Fund Report, (7) CDA Mutual Funds Performance Review and CDA Growth Mutual Fund Performance Index, (8) Value Line Composite Average (geometric), (9) Wilshire Associates indices, (10) Frank Russell Co. Inc. indices, (11) the Consumer Price Index, published by the U.S. Bureau of Labor Statistics (measurement of inflation), (12) Morningstar, Inc., and (13) the Global Market indices created by Morgan Stanley, Inc., including the Europe, Australasia, Far East (EAFE) Index, the EAFE+Canada Index and the International Perspective Index. We may also discuss ratings or rankings received from these entities, accompanied in some cases by an explanation of those ratings or rankings, when applicable. In addition, advertisements may discuss the performance of the indices listed above.

The performance of the variable investment accounts also may be compared to other indices or averages that measure performance of other variable contracts, or other pertinent groups of securities. Contractowners should keep in mind that the composition of the investments in the reported averages will not be identical to that of the separate account and that certain formula calculations (i.e., yield) may differ from index to index. In addition, there can be no assurance that the separate account will continue its performance as compared to such indices.

ILLUSTRATING EXPENSE DEDUCTIONS

We may illustrate in advertisements, sales literature and reports to contractowners or annuitants the effect of an investment fund's expenses on total return over time. We may do this using a hypothetical investment earning a specified rate of return. We would show how the total return, net of expenses, from an investment of the same dollar amount in funds with the same investment results but different expense deductions varies increasingly over time. In the alternative, we would show the difference in the dollar amount of total expense charges paid over time by an investor in two or more different funds that have the same annual total return but different asset-based expense charges. We may also compare the separate account's expense charges to those of other variable annuities and other investment products.

ILLUSTRATING HOW PREMIUMS TRANSLATE INTO ANNUITY PAYMENTS

We may provide to contractowners or annuitants hypothetical illustrations showing how a premium might translate into annuity payments. Illustrations may be based on current purchase rates from the Fixed Account, on hypothetical rates of return for the variable investment accounts, and/or other criteria. Illustrations are intended to predict or project specific investment results.


STATEMENTS AND REPORTS

You will receive a confirmation statement when you remit your premium, or make a "transfer" to or from the separate account or among the variable investment accounts. The statement will show the date and amount of each transaction.


You will also receive, at least semi-annually, reports containing the financial statements of the TIAA-CREF Life Funds and a schedule of investments held by the TIAA-CREF Life Funds.

GENERAL MATTERS

PAYMENT TO AN ESTATE, GUARDIAN, TRUSTEE, ETC.
We reserve the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity not a natural person. Neither TIAA-CREF Life nor the separate account will be responsible for the conduct of any executor, trustee, guardian, or other third party to whom payment is made.

BENEFITS BASED ON INCORRECT INFORMATION
If the amounts of benefits provided under a contract were based on information that is incorrect, benefits will be recalculated on the basis of the correct data. If any overpayments or underpayments have been made by the separate account, appropriate adjustments will be made.

PROOF OF SURVIVAL
We reserve the right to require satisfactory proof that anyone named to receive benefits under a contract is living on the date payment is due. If this proof is not received after a request in writing, the separate account will have the right to make reduced payments or to withhold payments entirely until such proof is received.

STATE REGULATION

TIAA-CREF Life and the separate account are subject to regulation by the State of New York Superintendent of Insurance ("Superintendent") as well as by the insurance regulatory authorities of certain other states and jurisdictions.

TIAA-CREF Life and the separate account must file with the Superintendent periodic statements on forms promulgated by the State of New York Insurance Department. The separate account books and assets are subject to review and examination by the Superintendent and the Superintendent's agents at all times, and a full examination into the affairs of the separate account is made at least every five years. In addition, a full examination of the separate account's operations is usually conducted periodically by some other states.

LEGAL MATTERS

All matters of applicable state law pertaining to the contracts, including TIAA-CREF Life's right to issue the contracts, have been passed upon by Charles
H. Stamm, Executive Vice President and General Counsel of TIAA and CREF. Sutherland Asbill & Brennan LLP, Washington, D.C., has provided advice on certain matters relating to the federal securities laws.

EXPERTS

The financial statements of TIAA-CREF Life Insurance Company and the separate account included in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP is located at 787 Seventh Avenue, New York, New York 10019.

ADDITIONAL CONSIDERATIONS

Over the past several years, TIAA and CREF have added many new investment vehicles to their line of products. The growing family of TIAA and CREF products is designed to provide additional investment options for those who want to diversify their holdings. Most experts recommend diversification as a good strategy for retirement and other long-term investing, both because a diversified portfolio offers a degree of safety from the volatility of specific markets, and because it allows the investor to benefit from the potential for growth in several different types of investments.

You should also consider what types of investments are best suited for you and your current needs. In particular, you should consider the tax treatment of a variable annuity as compared with a standard mutual fund product. With annuities, investors are provided the option of lifetime income upon retirement. However, annuities may have restrictions on withdrawals before age 59 1/2, and thus may not be suitable for goals other than retirement. We may compare annuities to mutual funds in sales literature and advertisements.

We may discuss and compare our array of products and services. At such times we disclose which of our subsidiaries or affiliates issues which products or types of products, as follows:

TIAA-CREF Individual and Institutional Services, Inc. distributes CREF certificates and interests in the TIAA Real Estate Account. Teachers Personal Investors Services, Inc. distributes the variable component of personal annuities, mutual funds and tuition savings agreements. TIAA and TIAA-CREF Life Insurance Company issue insurance and annuities. TIAA-CREF Trust Company, FSB provides trust services. We also disclose that the investment products are not FDIC insured, may lose value and are not bank guaranteed.


The variety of issues to consider highlights the importance of the support and services that we provide. These services include: (1) retirement and life insurance planning expertise from professional counselors rather than commissioned salespeople; (2) detailed information through quarterly transaction reports, newsletters and other publications about retirement planning; and (3) seminars, individual counseling, an Information Center, and 24-hour automated toll-free numbers and a website for transactions and inquiries.



Customer service may be an important consideration for you. In our advertisements we may report the results of surveys conducted by independent agencies regarding customer service. We may also use certain testimonials and quote financial experts, financial and other publications, or other services regarding our products and services. We may also discuss in advertisements and sales literature general economic and/or market conditions that may impact investments in variable annuities.


ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission ("SEC"), under the 1933 Act, with respect to the contracts discussed in the Prospectus and in this Statement of Additional Information. Not all of the information set forth in the registration statement, and its amendments and exhibits has been included in the Prospectus or this Statement of Additional Information. Statements contained in this registration statement concerning the contents of the contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.

FINANCIAL STATEMENTS

Audited financial statements of the separate account and TIAA-CREF Life will be filed by amendment.

TIAA-CREF Life's financial statements should be considered only as bearing upon TIAA-CREF Life's ability to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

                          INDEX TO FINANCIAL STATEMENTS
[to be filed by amendment]




                                                                                                               Page
                                                                                                               ----
TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
AUDITED FINANCIAL STATEMENTS
     DECEMBER 31,  2000:   ...............................................................................       B-
         Report of Management Responsibility..............................................................       B-
         Report of Audit Committee........................................................................       B-
         Report of Independent Auditors...................................................................       B-
         Statement of Assets and Liabilities..............................................................       B-
         Statement of Operations..........................................................................       B-
         Statements  of Changes in Net Assets.............................................................       B-
         Notes to Financial Statements....................................................................       B-

TIAA-CREF LIFE INSURANCE COMPANY
AUDITED STATUTORY-BASIS FINANCIAL STATEMENTS
     DECEMBER 31,  2000:
         Report of Management Responsibility..............................................................       B-
         Report of Audit Committee........................................................................       B-
         Report of Independent Auditors...................................................................       B-
         Balance Sheets...................................................................................       B-
         Statements of Operations.........................................................................       B-
         Statement of Changes in Capital and Surplus......................................................       B-
         Statements of Cash Flows.........................................................................       B-
         Notes to Statutory-Basis Financial Statements....................................................       B-

PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Financial Statements

         Part A: None

         Part B: Includes the following financial statements of the Separate Account and TIAA-CREF Life Insurance Company:


         TIAA-CREF LIFE SEPARATE ACCOUNT VA-1
         Audited Financial Statements
           December 31, 2000:.............................................................................
                  Report of Management Responsibility.....................................................       B-
                  Report of Audit Committee...............................................................       B-
                  Report of Independent Auditors..........................................................       B-
                  Statement of Assets and Liabilities.....................................................       B-
                  Statement of Operations.................................................................       B-
                  Statements of Changes in Net Assets.....................................................       B-
                  Notes to Financial Statements...........................................................       B-

         TIAA-CREF LIFE INSURANCE COMPANY
           (formerly, TIAA Life Insurance Company)
         Audited Statutory-Basis Financial Statements
           December 31, 2000, 1999 and 1998:
                  Report of Management Responsibility.....................................................       B-
                  Report of Independent Auditors..........................................................       B-
                  Balance Sheets..........................................................................       B-
                  Statements of Operations................................................................       B-
                  Statement of Changes in Capital and Surplus.............................................       B-
                  Statements of Cash Flows................................................................       B-
                  Notes to Statutory-Basis Financial Statements...........................................       B-


         (b)     Exhibits

                 (1) Resolutions of the Board of Directors of TIAA-CREF Life establishing the Registrant (1/)

                 (2)       None


                 (3)       (A)       Distribution Agreement by and among
                                     TIAA-CREF Life, TIAA-CREF Life on behalf of the Registrant, and Teachers Personal
                                     Investors Services, Inc. (TPIS) *

                           (B) Selling Agreement between TPIS and TIAA-CREF Individual and Institutional Services, Inc. and Amendment thereto (1/)

                  (4) Forms of TIAA-CREF Life Single Premium Immediate Annuity (SPIA) Contracts

                           (A)      One-Life Immediate Annuity contract (3/)
                           (B)      Two-Life Immediate Annuity contract (3/)
                           (C)      Fixed Period Immediate Annuity contract (3/)

                  (5)      Forms of Application for the SPIA Contracts*

                  (6)      (A)      Charter of TIAA-CREF Life (2/)
                           (B)      Bylaws of TIAA-CREF Life (2/)

                  (7)      None

                  (8) Participation/Distribution Agreement with TIAA-CREF Life Funds (2/)

                  (9)      Consent of Charles H. Stamm, Esquire *

                  (10)     (A)      Consent of Sutherland Asbill & Brennan LLP *
                           (B)      Consent of Ernst & Young LLP*

                  (11)     None

                  (12)     None

                  (13)     Schedule of Computation of Performance Information *

                  (14)     Financial Data Schedule - not required

----------------
*        To be filed by amendment.

(1) Previously filed as part of the initial filing of the Registration Statement on Form N-4 for the Personal Annuity Select variable annuity contracts, dated August 18, 1998 (File No. 333-61761).

(2) Previously filed as part of the Pre-Effective Amendments Nos. 1 and 2 to the Registration Statement on Form N-4 for the Personal Annuity Select variable annuity contracts, dated December 7, 1998 and December 22, 1998, respectively (File No. 333-61761).

(3) Previously filed as part of the initial filing of the Registration Statement on Form N-4 for the Single Premium Immediate Annuity Contracts, dated September 22, 2000 (File No. 333-46414)


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR.


Name and Principal Business Address                               Positions and Offices with the Depositor
-----------------------------------                               ----------------------------------------
Scott C. Evans                                                    Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Name and Principal Business Address                               Positions and Offices with the Depositor
-----------------------------------                               ----------------------------------------
Dennis D. Foley                                                   Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Martin E. Galt, III                                               Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Richard L. Gibbs                                                  Director, Executive Vice President and Chief
TIAA-CREF Life Insurance Company                                  Financial Officer
730 Third Avenue
New York, New York  10017-3206

Don W. Harrell                                                    Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Larry D. Hershberger                                              Director and Senior Vice President
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Matina S. Horner                                                  Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Martin L. Leibowitz                                               Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Bertram L. Scott                                                  Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

John A. Somers                                                    Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206


Name and Principal Business Address                               Positions and Offices with the Depositor
-----------------------------------                               ----------------------------------------
Charles H. Stamm                                                  Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Mary Ann Werner                                                   Director
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Richard J. Adamski                                                Vice President and Treasurer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Morlee Miller                                                     Chief Administrative Officer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Michael T. O'Kane                                                 Chief Investment Officer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Gary Chinery                                                      Assistant Treasurer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Kathy VanNoy-Pineda                                               Director, Compliance
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Roderic Eaton                                                     Assistant Investment Officer
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Harry Klaristenfeld                                               Appointed Actuary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206


Name and Principal Business Address                               Positions and Offices with the Depositor
-----------------------------------                               ----------------------------------------
Edwin Betz                                                        Illustration Actuary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Matthew Daitch                                                    Assistant Actuary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Mark L. Serlen                                                    Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Benjamin Leiser                                                   Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Bruce Wallach                                                     Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Roger Vellekamp                                                   Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206

Edward J. Leahy                                                   Assistant Secretary
TIAA-CREF Life Insurance Company
730 Third Avenue
New York, New York  10017-3206



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


       TIAA-CREF Life Insurance Company, the depositor, is a direct wholly-owned subsidiary of TIAA-CREF Enterprises, Inc., a direct wholly-owned subsidiary of Teachers Insurance and Annuity Association of America (TIAA). The following companies are subsidiaries of TIAA and are included in the consolidated financial statements of TIAA. All TIAA subsidiary companies are Delaware corporations, except as indicated.

BT Properties, Inc.                                Teachers Pennsylvania Realty, Inc.
College Credit Trust                               Teachers Personal Investors Services, Inc.
DAN Properties, Inc.                               Teachers Properties, Inc.
ETC Repackaging, Inc.                              Teachers REA, LLC
Illinois Teachers Properties, LLC                  Teachers REA II, LLC
JV Florida One, Inc.                               Teachers REA III, LLC
JV Florida Four, Inc.                              Teachers REA IV, LLC
JV Georgia One, Inc.                               Teachers Realty Corporation
JV Michigan Three, Inc.                            Teachers West, LLC
JV Minnesota One, Inc.                             TEO-NP, LLC
JV North Carolina One, Inc.                        TIAA European Funding Trust
JWL Properties, Inc.                               TIAA Lakepointe, LLC
Liberty Place Retail, Inc.                         TIAA SF One, LLC
Liberty Place Retail II, Inc.                      TIAA Realty, Inc.
Light ST. Partners, LLP                            TIAA Retail Commercial, LLC
Macallister Holdings, Inc.                         TIAA Tri-State, LLC
M.O.A. Enterprises, Inc.                           TIAA Timberlands I, LLC
MOA Investors I, Inc.                              TIAA Timberlands II, LLC
NCDC Funding, LLC                                  TIAA-CREF Enterprises, Inc.
ND Properties, Inc.                                TIAA-CREF Individual & Institutional Services, Inc.
OWP Hawaii, LLC                                    Services, Inc.
Rouse-Teachers Holding Company                     TIAA-CREF Investment Management, LLC
Savannah Teachers Properties, Inc.                 TIAA-CREF Life Insurance Company
T114 Properties, Inc.                              TIAA-CREF Trust Company, FSB
T-Investment Properties Corp.                      TIAA-CREF Tuition Financing, Inc.
T-Land Corp.                                       TIAA-Fund Equities, Inc.
TCT Holdings, Inc.                                 TPI Housing, Inc.
Teachers Advisors, Inc.                            Washington Teachers Properties II, Inc.
Teachers Boca Properties II, Inc.                  WRC Properties, Inc.
Teachers Boca Properties III, Inc.                 730 Texas Forest Holdings, Inc.
Teachers Mayflower, LLC                            485 Properties, LLC
Teachers Michigan Properties, Inc.


Subsidiaries of Teachers Properties, Inc.:
Rouse-Teachers Holding Company
Rouse-Teachers Land Holdings, Inc.


1)       All subsidiaries are Delaware corporations except as follows:

         A)       Pennsylvania non-stock, non-profit corporations:
                  Liberty Place Retail, Inc.
                  Teachers Pennsylvania Realty, Inc.
                  Teachers Realty Corporation

         B)       College Credit Trust, a New York Trust

         C)       TIAA-CREF Life Insurance Company is a New York Corporation

         D)       TIAA-CREF Trust Company, FSB is a Federal Savings Bank

         E)       TIAA European Funding Trust, a Delaware Trust

         F)       Teachers Realty, Inc., a Real Estate Investment Trust

         G)       Light St. Partners, LLP, a Maryland Limited Liability
                  Partnership
         H)       Rouse-Teachers Holding Company, a Nevada Corporation

2)       All subsidiaries are 100% owned directly by TIAA, except as follows:

         A) TIAA-CREF Enterprises, Inc. owns 100% of the stock of Teachers Advisors, Inc., Teachers Personal Investors Services, Inc., TIAA-CREF Life Insurance Company, TIAA-CREF Tuition Financing, Inc. and TCT Holdings, Inc.

         B)       TIAA-CREF Trust Company, FSB is 100% owned by TCT Holdings,
                  Inc.

         C)       TPI Housing, Inc. is 100% owned by Teachers Properties, Inc.


(3) All subsidiaries have as their sole purpose the ownership of investments which could, pursuant to New York State Insurance Law, be owned by TIAA itself, except the following:

         A) Teachers Advisors, Inc., which provides investment advice for the Registrant and others.
         B) Teachers Personal Investors Services, Inc., which provides broker-dealer services for the Registrant and others.
         C) TIAA-CREF Investment Management, LLC, which provides investment advice for College Retirement Equities Fund.
         D) TIAA-CREF Individual & Institutional Services, Inc., which provides broker-dealer and administrative services for College Retirement Equities Fund.
         E) TCT Holdings, Inc., which is a unitary thrift holding company, was formed for the sole purpose of holding stock of a federal chartered savings bank.
         F) TIAA-CREF Life Insurance Company, which is a subsidiary life insurance company of TIAA, is licensed under the State of New York to market certain life insurance products not currently offered by TIAA.
         G) TIAA-CREF Trust Company, FSB which is a federal chartered savings bank.
         H) TIAA-CREF Tuition Financing, Inc. which was formed to administer tuition assistance plans.


ITEM 27.          NUMBER OF CONTRACTOWNERS

         There currently are no owners of contracts of the class offered by this Registration Statement.

ITEM 28.         INDEMNIFICATION

         The TIAA-CREF Life bylaws provide that TIAA-CREF Life will indemnify, in the manner and to the fullest extent permitted by law, each person made or threatened to be made a party to any action, suit or proceeding, whether or not by or in the right of TIAA-CREF Life, and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that he or she or his or her testator or intestate is or was a director, officer or employee of TIAA-CREF Life, or is or was serving at the request of TIAA-CREF Life as director, officer or employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if such director, officer or employee acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or any partnership, joint venture trust, employee benefit plan or other enterprise, not opposed to, the best interests of TIAA-CREF Life and in criminal actions or proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. To the fullest extent permitted by law such indemnification shall include judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees. No payment of indemnification, advance or allowance under the foregoing provisions shall be made unless a notice shall have been filed with the Superintendent of Insurance of the State of New York not less than thirty days prior to such payment specifying the persons to be paid, the amounts to be paid, the manner in which payment is authorized and the nature and status, at the time of such notice, of the litigation or threatened litigation.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Depositor, pursuant to the foregoing provision or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in connection with the successful defense of any action, suit or proceeding) is asserted by a director or officer in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

ITEM 29.         PRINCIPAL UNDERWRITERS

         (a) Teachers Personal Investors Service, Inc. ("TPIS"), acts as principal underwriter for Registrant, TIAA Separate Account VA-1, TIAA-CREF Life Funds, TIAA-CREF Mutual Funds, and TIAA-CREF Institutional Mutual Funds.

         (b) The officers of TPIS and their positions and offices with TPIS and the Registrant are listed in Schedule A of Form BD as currently on file with the Commission (File No. 8-47051), the text of which is hereby incorporated by reference.

         (c)      Not Applicable.

ITEM 30.          LOCATION OF ACCOUNTS AND RECORDS

         All accounts, books and other documents required to be maintained by
Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained at the Registrant's home office, 730 Third Avenue, New York, New York 10017, and at other offices of the Registrant located at 750 Third Avenue and 485 Lexington Avenue, both in New York, New York 10017. In addition, certain duplicated records are maintained at Pierce Leahy Archives, 64 Leone Lane, Chester, New York 10918.


ITEM 31.         MANAGEMENT SERVICES

         Not Applicable.


ITEM 32.         UNDERTAKINGS AND REPRESENTATIONS

         (a) The Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

         (b) The Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

         (c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under Form N-4 promptly upon written or oral request.

         (d) TIAA-CREF Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by TIAA-CREF Life.

                                   SIGNATURES

                  As required by the Securities Act of 1933 and the Investment Company Act of 1940, TIAA-CREF Life Separate Account VA-1 has duly caused this Registration Statement to be signed on its behalf, in the City of New York and State of New York on the 5th day of March, 2001.



                       TIAA-CREF LIFE SEPARATE ACCOUNT VA-1


                               By:      TIAA-CREF Life Insurance Company
                                        (On behalf of the Registrant and itself)


                                        By:       /s/ Bertram L. Scott
                                                 -------------------------------


                                        Name:    Bertram L. Scott

                                       Title:   Chairman, President and
                                                 Chief Executive Officer



                  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                                        Title                                         Date
---------                                        -----                                         ----

 /s/ Bertram L. Scott                            Chairman, President and Chief Executive
------------------------------------             Officer (Principal Executive Officer) and
Bertram L. Scott                                 Director                                      3/5/01


 /s/ Richard L. Gibbs                            Executive Vice President and Chief
------------------------------------             Financial Officer (Principal Financial and
Richard L. Gibbs                                 Accounting Officer) and Director              3/5/01


Signature of Director                        Date           Signature of Director                     Date
---------------------                        ----           ---------------------                     ----
 /s/ Scott C. Evans                                          /s/ Martin L. Leibowitz
-----------------------------                               ---------------------------
Scott C. Evans                              3/5/01          Martin L. Leibowitz                      3/5/01


 /s/ Dennis D. Foley                                         /s/ Bertram L. Scott
-----------------------------                               ---------------------------
Dennis D. Foley                             3/5/01          Bertram L. Scott                         3/5/01



 /s/ Martin E. Galt, III                                     /s/ John A. Somers
----------------------------                                ---------------------------
Martin E. Galt, III                         3/5/01          John A. Somers                           3/5/01



 /s/ Richard L. Gibbs                                        /s/ Charles H. Stamm
----------------------------                                ---------------------------
Richard L. Gibbs                            3/5/01          Charles H. Stamm                         3/5/01



 /s/ Don W. Harrell                                          /s/ Mary Ann Werner
----------------------------                                ---------------------------
Don W. Harrell                              3/5/01          Mary Ann Werner                          3/5/01



 /s/ Larry D. Hershberger                                    /s/ James A. Wolf
---------------------------                                 ---------------------------
Larry D. Hershberger                        3/5/01          James A. Wolf                            3/5/01


 /s/ Matina S. Horner
---------------------------
Matina S. Horner                            3/5/01